

February 20, 2015

<u>Via E-Mail</u>
Bernard Sjauta
President and Chief Executive Officer
Global Holding International
4921 Birch Street
Suite 110
Newport Beach, California 92660

  Re: **Global Holding International**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed February 6, 2015
      File No. 333-201254

Dear Mr. Sjauta:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2. In view of the nature of your stated assets and operations, we remain concerned that your company may be a "shell company," as defined in Rule 405 under the Securities Act. Please provide us with additional information about the nature of your operations, particularly any sales and revenue, including the number of units sold and the amount of revenue generated.

Use of Proceeds, page 17

2. We reviewed the revisions you made in response to comment 9. We do not believe the additional narrative and tabular disclosures you provide comply with Instruction 3 to Item 504 of Regulation S-K. Moreover, we believe the table you added showing "use of proceeds" of $85,000 is potentially confusing to investors and should be omitted. Please

revise your disclosure to clarify that in addition to the proceeds from this offering, material amounts of other funds are necessary to implement your business plans. Please state the amount of the shortfall and the anticipated source(s) of the needed funds.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 2 – Going Concern, page F-9

3. We reviewed your response to comment 19 in our letter; however, it does not appear that you have included the requested disclosures in the notes to the financial statements. As such, we re-issue the comment. Please be sure to include in the disclosure the amount of minimum proceeds necessary to remain a going concern for at least the 12 months following the most recent balance sheet date, along with a viable plan for obtaining those funds.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Attorney Advisor, at 202-551-3621 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Dennis Brovarone, Esq.